Exhibit 99.1

Larry Pierce

Mindy Mills

Media Relations

Investor Relations

(713) 369-9407

(713) 369-9490

www.kindermorgan.com

KINDER MORGAN, INC. REPORTS $1.02 EPS FROM CONTINUING OPERATIONS BEFORE CERTAIN ITEMS FOR THIRD QUARTER

HOUSTON, Oct. 18, 2006 – Kinder Morgan, Inc. (NYSE: KMI) today reported third quarter net income from continuing operations before certain items of $137.3 million, or $1.02 per diluted common share, compared to $128.9 million, or $1.04 per share, for the comparable quarter in 2005. Income from continuing operations including the certain items was $143.1 million, or $1.06 per diluted common share, compared to $112.8 million, or $0.91 per share, for the same period last year.

KMI’s continuing operations exclude the U.S. Retail business, which, as announced during the quarter, is expected to be sold to GE Energy Financial Services. The transaction received Hart-Scott-Rodino (anti-trust) clearance in September and is expected to close in the first quarter of 2007.

For the first nine months of the year, KMI’s earnings from continuing operations before certain items was $476.5 million compared to $378 million for the comparable period of 2005. Year to date, income from continuing operations including certain items was $487.1 million compared to $363 million for the same period last year.

In the first three quarters of 2006, KMI generated approximately $491 million of cash flow compared to $439.8 million for the same period last year.  Cash flow is defined as income from continuing operations before certain items and income taxes, plus DD&A (excluding Kinder Morgan Energy Partners, L.P. (NYSE: KMP)), less cash taxes (excluding KMP), and less sustaining capital expenditures (excluding KMP).

The board of directors declared a quarterly dividend of $0.875 ($3.50 annualized), which will be payable on Nov. 14, 2006, to shareholders of record as of Oct. 31, 2006.

(more)

KMI - 3Q Earnings	Page 2

Overview of Business Segments

KMI’s earnings attributable to KMP in the third quarter included $147.7 million of pre-tax earnings, up slightly from $145.1 million for the same period a year ago.  KMI will receive $162.2 million in total distributions from its investments in KMP for the third quarter versus $152.3 million for the comparable period last year.

KMP’s third quarter results included an outstanding performance by the natural gas pipelines segment, good results from the terminals segment and less than expected earnings from the products pipelines and CO2 businesses. As KMP’s distributions grow, KMI’s general partner share of those distributions grows as well, up to 50 percent of incremental distributions.

NGPL reported third quarter segment earnings of $120.1 million, up 6 percent from $113.2 million in the same period last year, and remains on target to exceed its annual budget of 7 percent growth. Throughput volumes increased by 6 percent over the third quarter in 2005, led by shippers moving significant amounts of natural gas within Texas on NGPL’s Gulf Coast Pipeline.  This higher level of throughput on NGPL has only a modest impact on earnings because the majority of its transportation and storage revenues come from contractually secured demand charges that customers pay regardless of the amount of gas they transport through the pipeline.

Construction on more than $120 million in NGPL expansion projects is underway at the North Lansing and Sayre storage facilities in Texas and Oklahoma, respectively, and on its crosshaul pipeline expansion in Texas.  Additionally, NGPL filed with the Federal Energy Regulatory Commission (FERC) on Oct. 10 for a $65 million expansion of its Louisiana Line.

Terasen Gas, the largest natural gas utility in British Columbia, delivered third quarter segment earnings of $40.1 million, ahead of its plan for the quarter and on track to slightly exceed its published annual budget.  Terasen Gas is a low-risk, regulated natural gas distribution company that serves almost 900,000 customers and produces very stable cash flow.

Kinder Morgan Canada, the second largest transporter of crude oil and petroleum products in Canada, produced third quarter segment earnings of $30 million, slightly above expectations for the quarter and on target to meet its published budget.

(more)

KMI - 3Q Earnings	Page 3

Power produced third quarter segment earnings of $6.9 million, up from $4.6 million the same period a year ago. The increase was attributable to improved performance at the company’s power plants and a non-recurring gain on surplus equipment sales. Power is expected to generate only about 1 percent of KMI’s total 2006 published annual budget.

Retail, which is now in discontinued operations, recorded third quarter segment earnings of $1.8 million, compared to a loss of $1.1 million during the comparable period in 2005.

Outlook

Including the results of Retail, which is now in discontinued operations, KMI expects to achieve its published budget of 2006 recurring earnings before certain items of $5.00 per share.

Other News

•

KMI entered into a definitive agreement Aug. 28 under which investors led by Richard Kinder will acquire KMI in a transaction valued at approximately $22 billion. Under the terms of the agreement, upon closing, KMI’s public stockholders will be entitled to receive $107.50 in cash, without interest, for each share of KMI common stock they hold.  The board of directors of KMI, on the unanimous recommendation of a special committee comprised entirely of independent directors, approved the agreement and will recommend that KMI’s stockholders approve the merger.  The transaction is expected to be completed by early 2007, subject to receipt of stockholder approval and regulatory approvals, as well as the satisfaction of other customary closing conditions.

Kinder Morgan, Inc. is one of the largest energy transportation, storage and distribution companies in North America. It owns an interest in or operates approximately 43,000 miles of pipelines that transport primarily natural gas, crude oil, petroleum products and CO2; more than 150 terminals that store, transfer and handle products like gasoline and coal; and provides natural gas distribution service to over 1.1 million customers. KMI owns the general partner interest of Kinder Morgan Energy Partners, one of the largest publicly traded pipeline limited partnerships in the United States. Combined, the companies have an enterprise value of more than $35 billion. (Enterprise value is market value of the equity securities plus net debt, excluding interest rate swaps.)

(more)

KMI - 3Q Earnings	Page 4

Please join KMI at 4:30 p.m. Eastern Time on Wednesday, Oct. 18, at www.kindermorgan.com for a LIVE webcast conference call on the company’s third quarter earnings.

In this release, we present a measure of cash flow that differs from cash flow measures prepared under Generally Accepted Accounting Principles (GAAP).  In this release, we have defined cash flow to be income from continuing operations before certain items and income taxes, plus DD&A (excluding KMP), less cash taxes (excluding KMP), and less sustaining capital expenditures (excluding KMP). In each case, the amounts included in the calculation of these measures are computed in accordance with GAAP, with the exception of sustaining capital expenditures, which is not a defined term under GAAP.  Sustaining capital expenditures are defined as capital expenditures (determined in accordance with GAAP) which do not increase the capacity of an asset. We routinely calculate and communicate this measure to investors. We believe that continuing to provide this information results in consistency in our financial reporting. In addition, we believe that this measure is useful to investors because it provides investors with a quick, simple and reasonable estimate of our cash flow available for expansion projects, debt repayment, dividends and share repurchases.

We believe the most directly comparable cash flow measure computed under GAAP is “cash flows provided by continuing operations.”  This GAAP measure differs from the cash flow measure used in this release in that (1) it is not reduced for sustaining capital expenditures, and (2) it is affected by a number of items that are not taken into account in the cash flow measure used in this release, including (i) adjustments for equity in earnings, (ii) distributions from equity investments, (iii) minority interests in income of consolidated subsidiaries, (iv) deferred purchased gas costs, (v) changes in gas in underground storage, (vi) changes in other working capital items, (vii) net gains or losses on sales of assets other than KMR sales, (viii) payment to terminate an interest rate swap, (ix) pension contributions in excess of expense, (x) hedge ineffectiveness, (xi) changes in rate stabilization accounts, (xii) consolidation of KMP, and (xiii) other, net.  We have attached a reconciliation of cash flow to preliminary cash provided by continuing operations for actual results.  Cash flow should be considered in conjunction with cash provided by continuing operations, as defined by GAAP.

In connection with the proposed Merger involving Kinder Morgan, Inc. (the “Company”), the Company has filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. The Company’s security holders and other interested parties will also be able to obtain without charge, a copy of the definitive proxy statement and other relevant documents (when available) by directing a request by mail or

(more)

KMI - 3Q Earnings	Page 5

telephone to Investor Relations, Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston,

Texas 77002, telephone (713) 369-9490, or from the Company’s website, www.kindermorgan.com.

The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the proxy statement for the Company’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2006. Stockholders and investors may obtain additional information regarding the interests of the Company and its directors and executive officers in the Merger, which may be different than those of the Company’s stockholders generally, by reading the definitive proxy statement and other relevant documents regarding the Merger, which will be filed with the SEC.

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the matters under the caption “Other News.” Although Kinder Morgan believes that its expectations are based on reasonable assumptions, it can give no assurance that such assumptions will materialize. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include those enumerated in Kinder Morgan’s Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and those set forth herein under the caption “Other News.”

# # #

KINDER MORGAN, INC. AND SUBSIDIARIES

PRELIMINARY CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN MILLIONS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006[1,2]	2005	2006[1,2]	2005
Operating Revenues:
Natural Gas Sales	$1,736.9	$47.6	$5,750.4	$107.2
Transportation and Storage	826.0	174.0	2,421.6	533.0
Oil and Product Sales	193.0	-	555.3	1.3
Other	71.9	25.1	169.4	55.0
Total Operating Revenues	2,827.8	246.7	8,896.7	696.5

Operating Costs and Expenses:
Gas Purchases and Other Costs of Sales	1,708.2	82.3	5,549.4	187.8
Operations and Maintenance	344.8	33.6	956.0	95.0
General and Administrative	97.4	14.5	298.5	44.8
Depreciation, Depletion and Amortization	164.5	26.0	471.6	76.5
Taxes, Other Than Income Taxes	51.5	7.5	163.2	23.0
Other Expenses (Income)	-	-	(15.1)	-
Total Operating Costs and Expenses	2,366.4	163.9	7,423.6	427.1

Operating Income	461.4	82.8	1,473.1	269.4

Other Income and (Expenses):
Equity in Earnings of Kinder Morgan Energy Partners[2]	-	169.2	-	480.4
Equity in Earnings of Other Equity Investments	23.0	3.7	80.6	10.3
Interest Expense, Net	(199.9)	(37.0)	(569.5)	(106.0)
Interest Expense - Deferrable Interest Debentures	(5.5)	(5.4)	(16.5)	(16.4)
Interest Expense - Capital Securities	(2.2)	-	(6.6)	-
Minority Interests	(78.7)	(23.7)	(265.6)	(55.0)
Other, Net	5.0	0.4	(5.0)	29.6
Total Other Income and (Expenses)	(258.3)	107.2	(782.6)	342.9

Income From Continuing Operations Before Income Taxes	203.1	190.0	690.5	612.3
Income Taxes	60.0	77.2	203.4	249.3
Income From Continuing Operations	143.1	112.8	487.1	363.0
Income (Loss) From Discontinued Operations, Net of Tax	1.1	(3.7)	8.0	11.4
Net Income	$144.2	$109.1	$495.1	$374.4

Basic Earnings (Loss) Per Common Share:
Income From Continuing Operations	$1.07	$0.92	$3.67	$2.96
Income (Loss) From Discontinued Operations	0.01	(0.03)	0.06	0.09
Total Basic Earnings Per Common Share	$1.08	$0.89	$3.73	$3.05

Number of Shares Used in Computing Basic
Earnings Per Common Share	133.1	122.5	132.9	122.6

Diluted Earnings (Loss) Per Common Share:
Income From Continuing Operations	$1.06	$0.91	$3.61	$2.94
Income (Loss) From Discontinued Operations	0.01	(0.03)	0.06	0.09
Total Diluted Earnings Per Common Share	$1.07	$0.88	$3.67	$3.03

Number of Shares Used in Computing Diluted Earnings Per Common Share	135.1	123.7	135.0	123.8

Dividends Per Common Share	$0.8750	$0.7500	$2.6250	$2.1500

_______________

1

Operating results for 2006 include the results of Terasen Inc., which we acquired on November 30, 2005. Further information regarding this acquisition is available in our 2005 Form 10-K.

2

Due to our adoption of EITF 04-5, effective January 1, 2006 the accounts and balances of Kinder Morgan Energy Partners are included in our consolidated results and we no longer apply the equity method of accounting to our investment in Kinder Morgan Energy Partners. Further information regarding our adoption of EITF 04-5 is available in our 2005 Form 10-K.

KINDER MORGAN, INC. AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION (UNAUDITED)

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended September 30,
	2006 [1,2]	2006 [3]	2005
		(Pro Forma)	(As Reported)
Equity in Earnings of Kinder Morgan Energy Partners [2]	$-	$168.1	$171.0
Segment Earnings: [4]
NGPL	120.1	120.1	113.2
Terasen Gas	40.1	40.1	-
Kinder Morgan Canada	30.0	30.0	-
Power	6.9	6.9	4.6
Products Pipelines - KMP	95.3	-	-
Natural Gas Pipelines - KMP	124.7	-	-
CO2 - KMP	75.8	-	-
Terminals - KMP	79.1	-	-
	572.0	365.2	288.8
General and Administrative Expenses	(97.4)	(37.7)	(14.5)
Interest Expense, Net	(199.9)	(110.5)	(37.0)
Interest Expense - Deferrable Interest Debentures	(5.5)	(5.5)	(5.4)
Interest Expense - Capital Securities	(2.2)	(2.2)	-
Minority Interests	(78.7)	(21.0)	(24.3)
Other, Net	10.8	10.8	8.2
Income From Continuing Operations Before Income Taxes and Certain Items	199.1	199.1	215.8
Income Taxes Excluding Certain Items and Income Taxes Allocated to KMP Segments	61.8	61.8	86.9
Income From Continuing Operations Before Certain Items	137.3	137.3	128.9
Certain Items, Net of Tax:
2005 Gain on Sale of KMR Shares	-	-	-
2005 NGPL Hedge Ineffectiveness	-	-	(15.6)
Marked-to-market Interest Rate Swaps	-	-	-
Deferred Tax Liability Change	5.8	5.8	-
Other	-	-	(0.5)
Income From Continuing Operations	$143.1	$143.1	$112.8

Diluted Earnings Per Share From Continuing Operations Before Certain Items	$1.02	$1.02	$1.04
Certain Items:
2005 Gain on Sale of KMR Shares	-	-	-
2005 NGPL Hedge Ineffectiveness	-	-	(0.13)
Marked-to-market Interest Rate Swaps	-	-	-
Deferred Tax Liability Change	0.04	0.04	-
Other	-	-	-
Diluted Earnings Per Share From Continuing Operations	$1.06	$1.06	$0.91

KINDER MORGAN, INC. AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION (UNAUDITED) (Continued)

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

	Nine Months Ended September 30,
	2006 [1,2]	2006 [3]	2005
		(Pro Forma)	(As Reported)
Equity in Earnings of Kinder Morgan Energy Partners [2]	$-	$514.4	$493.6
Segment Earnings: [4]
NGPL	367.0	367.0	326.8
Terasen Gas	212.7	212.7	-
Kinder Morgan Canada	83.0	83.0	-
Power	17.0	17.0	13.4
Products Pipelines - KMP	308.7	-	-
Natural Gas Pipelines - KMP	367.1	-	-
CO2 - KMP	241.1	-	-
Terminals - KMP	234.7	-	-
	1,831.3	1,194.1	833.8
General and Administrative Expenses	(295.4)	(113.9)	(44.8)
Interest Expense, Net	(569.5)	(319.9)	(106.0)
Interest Expense - Deferrable Interest Debentures	(16.5)	(16.5)	(16.4)
Interest Expense - Capital Securities	(6.6)	(6.6)	-
Minority Interests	(261.8)	(55.7)	(59.3)
Other, Net	19.1	19.1	19.9
Income From Continuing Operations Before Income Taxes and Certain Items	700.6	700.6	627.2
Income Taxes Excluding Certain Items and Income Taxes Allocated to KMP Segments	224.1	224.1	249.2
Income From Continuing Operations Before Certain Items	476.5	476.5	378.0
Certain Items, Net of Tax:
2005 Gain on Sale of KMR Shares	-	-	8.1
2005 NGPL Hedge Ineffectiveness	-	-	(15.6)
Marked-to-market Interest Rate Swaps	(14.1)	(14.1)	-
Deferred Tax Liability Change	24.7	24.7	-
Other	-	-	(7.5)
Income From Continuing Operations	$487.1	$487.1	$363.0

Diluted Earnings Per Share From Continuing Operations Before Certain Items	$3.53	$3.53	$3.06
Certain Items:
2005 Gain on Sale of KMR Shares	-	-	0.07
2005 NGPL Hedge Ineffectiveness	-	-	(0.13)
Marked-to-market Interest Rate Swaps	(0.10)	(0.10)	-
Deferred Tax Liability Change	0.18	0.18	-
Other	-	-	(0.06)
Diluted Earnings Per Share From Continuing Operations	$3.61	$3.61	$2.94

________________________

1

Operating results for 2006 include the results of Terasen Inc., which we acquired on November 30, 2005. Further information regarding this acquisition is available in our 2005 Form 10-K.

2

Due to our adoption of EITF 04-5, effective January 1, 2006 the accounts and balances of Kinder Morgan Energy Partners are included in our consolidated results and we no longer apply the equity method of accounting to our investment in Kinder Morgan Energy Partners. Further information regarding our adoption of EITF 04-5 is available in our 2005 Form 10-K.

3

The unaudited 2006 pro forma supplemental information presented above is a non-GAAP presentation of our operating results as if EITF 04-5 had not taken effect in 2006 and is comparable to our 2006 budget information as presented on our website and our 2005 as reported results. The differences between this column and 2006 results relate entirely to the consolidation of Kinder Morgan Energy Partners and there is no impact to income from continuing operations.

4

Operating income before corporate costs plus earnings from equity method investments plus gains and losses on incidental sales of assets. For the business segments that are also segments of Kinder Morgan Energy Partners, also includes interest income, other, net and income taxes allocated to the segments.

KMI Earnings Attributable to KMP Before Certain Items

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
General Partner Interest, Including Minority Interest in the OLPs	$135.9	$125.4	$400.3	$359.8
Limited Partner Units (KMP)	8.1	11.7	27.7	34.7
Limited Partner i-units (KMR)	24.1	33.9	86.4	99.1
	168.1	171.0	514.4	493.6
Pre-tax Minority Interest in KMR[1]	(20.4)	(25.9)	(71.5)	(74.1)
Pre-tax KMI Earnings Attributable to KMP Before Certain Items	$147.7	$145.1	$442.9	$419.5

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Units and Shares in Millions)		(Units and Shares in Millions)
Average KMP Units Owned by KMI	19.7	19.7	19.7	19.7
KMP Earnings per Unit Before Certain Items	$0.40	$0.60	$1.43	$1.78
Average KMR Shares Owned by KMI	10.0	13.2	9.8	14.1
Average Total KMR Shares Outstanding	60.6	56.6	59.5	55.6

______________

1

Minority interest, net of tax, as reported in supplemental information was $13.0 million and $16.5 million for the three months ended September 30, 2006 and 2005, respectively, and $45.5 million and $47.2 million for the nine months ended September 30, 2006 and 2005, respectively.

Volume Highlights1

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
NGPL[2]
Systems Throughput (Trillion Btus)	403.8	379.6	1,239.7	1,202.1
Terasen Gas[3]
Systems Throughput (Trillion Btus)	31.1	30.7	137.0	138.6
Kinder Morgan Canada[3,4]
Total Delivery Volumes (MMBbl)	44.7	41.6	125.9	114.6

Btus = British thermal units

MMBbl = Millions of barrels

______________

1

Volume information of business segments that are also segments of Kinder Morgan Energy Partners is available in Kinder Morgan Energy Partners’ press release reporting its third quarter 2006 earnings.

2

Excludes volumes transported by NGPL for Kinder Morgan Texas and Kinder Morgan Tejas interstate pipelines, which are owned by Kinder Morgan Energy Partners.

3

Acquired in the November 2005 acquisition of Terasen. 2005 volumes are for comparative purposes only.

4

Includes Trans Mountain Pipeline and Express System.

KINDER MORGAN, INC. AND SUBSIDIARIES

PRELIMINARY SUMMARIZED BALANCE SHEET INFORMATION (UNAUDITED)

(DOLLARS IN MILLIONS)

	September 30, 2006[1]	September 30, 2006[2]	December 31, 2005
		(Pro Forma)	(As Reported)
Assets:
Cash and Cash Equivalents	$110	$88	$117
Other Current Assets	2,366	1,345	1,187
Investments	1,109	2,995	2,853
Goodwill	3,762	2,944	2,781
Property, Plant and Equipment, Net	18,530	9,308	9,546
Other Assets	1,408	899	968
Total Assets	$27,285	$17,579	$17,452

Liabilities and Stockholders’ Equity:
Notes Payable and Current Maturities of Long-term Debt	$1,770	$623	$958
Other Current Liabilities	2,395	839	986
Other Liabilities and Deferred Credits	4,649	3,662	3,608
Long-term Debt:
Outstanding Notes and Debentures	10,924	6,537	6,287
Deferrable Interest Debentures Issued to Subsidiary Trusts	284	284	284
Capital Securities	111	111	107
Value of Interest Rate Swaps	53	9	51
	11,372	6,941	6,729
Minority Interests in Equity of Subsidiaries	2,903	1,318	1,247
Stockholders’ Equity:
Accumulated Other Comprehensive Loss	(17)	(17)	(127)
Other Stockholders’ Equity	4,213	4,213	4,051
Total Stockholders’ Equity	4,196	4,196	3,924
Total Liabilities and Stockholders’ Equity	$27,285	$17,579	$17,452

Net Debt[3]	$12,584	$7,072	$7,128
Total Capital[4]	$20,095	$12,998	$12,817
Ratio of Net Debt to Total Capital	62.6%	54.4%	55.6%

______________

1

Due to our adoption of EITF 04-5, effective January 1, 2006 the accounts and balances of Kinder Morgan Energy Partners are included in our consolidated balance sheet and we no longer apply the equity method of accounting to our investment in Kinder Morgan Energy Partners.

2

The unaudited 2006 pro forma balance sheet information presented above is a non-GAAP presentation of our balance sheet information as if EITF 04-5 had not taken effect in 2006 and is comparable to our December 31, 2005 as reported balance sheet information.

3

Notes payable and current maturities of long-term debt plus outstanding notes and debentures, less cash and cash equivalents.

4

Net debt plus deferrable interest debentures issued to subsidiary trusts plus capital securities plus minority interests in equity of subsidiaries plus stockholders’ equity less accumulated other comprehensive loss.

KINDER MORGAN, INC. AND SUBSIDIARIES

RECONCILIATION OF PRELIMINARY CASH FLOW (UNAUDITED)

(DOLLARS IN MILLIONS)

	Nine Months Ended September 30,
	2006	2005
Simplified Calculation of Cash Flow Per Press Release
Income From Continuing Operations Before Income Taxes and Certain Items	$700.6	$627.2
Add: Depreciation, Depletion and Amortization, Excluding KMP	174.9	76.5
Less: Sustaining Capital Expenditures, Excluding KMP	(125.0)	(60.7)
Less: Cash Paid for Income Taxes, Excluding KMP	(259.5)	(203.2)
Simplified Calculation of Cash Flow Per Press Release	$491.0	$439.8

Reconciliation of Simplified Calculation to Preliminary Statement of Cash Flow
Simplified Calculation of Cash Flow Per Press Release	$491.0	$439.8
Add Back: Sustaining Capital Expenditures, Excluding KMP	125.0	60.7
	616.0	500.5
Other Adjustments[1]	537.0	(300.0)
Net Cash Flows Provided by Continuing Operations	$1,153 [2]	$200.5

______________

1

Adjustments for equity in earnings, distributions from equity investments, minority interests in income of consolidated subsidiaries, deferred purchased gas costs, changes in gas in underground storage, changes in other working capital items, loss on interest rate swaps, changes in rate stabilization accounts, gains and losses on sales of assets, pension contributions in excess of expense, depreciation, depletion and amortization of KMP, consolidation of KMP and other, net.

2

Preliminary estimate. Final statement of cash flows will be provided on Form 10-Q.